# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: uniQure N.V., CIK 0001590560
CUSIP: N90064101
Title of class of securities: Ordinary Shares, par value(euro)0.05 per share
Address of issuer's principal executive offices: PAASHEUVELWEG 25A, AMSTERDAM, Netherlands (P7), 1105 BP
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-25-004357
Filed by CIK 0001716774

## Reporting persons
- Aberdeen Group plc: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 2,939,743; sole dispositive power 0; shared dispositive power 2,939,743; aggregate amount beneficially owned 2,939,743 (4.77% of the class)
- abrdn Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,939,743; sole dispositive power 0; shared dispositive power 2,939,743; aggregate amount beneficially owned 2,939,743 (4.77% of the class)

## Item 1. Issuer
Name of issuer: uniQure N.V.
Address of issuer's principal executive offices: PAASHEUVELWEG 25A, AMSTERDAM, NETHERLANDS 1105 BP

## Item 2. Person Filing
Name of person filing:
Aberdeen Group plc

abrdn Inc.
Address of principal business office or, if none, residence:
Aberdeen Group plc:
1 George Street
Edinburgh, United Kingdom
EH2 2LL

abrdn Inc.
1900 Market Street Suite 200.
Philadelphia,
PA 19103
Citizenship:
Aberdeen Group plc - UNITED KINGDOM

abrdn Inc. - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 2,939,743
Percent of class: 4.77
Sole power to vote or to direct the vote:
Aberdeen Group plc - 0

abrdn Inc. - 0
Shared power to vote or to direct the vote:
Aberdeen Group plc - 2,939,743

abrdn Inc. - 2,939,743
Sole power to dispose or to direct the disposition:
Aberdeen Group plc - 0

abrdn Inc. - 0
Shared power to dispose or to direct the disposition:
Aberdeen Group plc - 2,939,743

abrdn Inc. - 2,939,743

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Aberdeen Group plc
abrdn Holdings Limited
abrdn Inc.

Aberdeen Group plc is the parent company.
abrdn Holdings Limited is the intermediate holding company for abrdn Inc.
abrdn Inc. beneficially owns on behalf of our underlying clients less than 5% of the outstanding shares of the security class being reported on this Schedule 13G.

## Signatures
- Aberdeen Group plc: Lyn Beaton, Lyn Beaton, Major Shareholding Reporting Analyst (10/07/2025)
- abrdn Inc.: Lyn Beaton, Lyn Beaton, Major Shareholding Reporting Analyst (10/07/2025)